I, Lawrence Charles, certify that:

(1) the financial statements of Domestic Brands Inc included in this Form are true and complete in all material respects; and

(2) the tax return information of Domestic Brands Inc included in this Form reflects accurately the information reported on the tax return for Domestic Brands Inc filed for the fiscal year ended 2015.



Lawrence Charles
CEO

10/1/2018

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Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.